UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-16681

Spire Employee Savings Plan

(Full title of the Plan)

SPIRE INC.

700 Market Street

St. Louis, MO 63101

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

SPIRE EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator, Spire Inc. Retirement Plans

Committee and Plan Participants

Spire Employee Savings Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Spire Employee Savings Plan (Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Spire Inc. Retirement Plans

Committee and Plan Participants

Spire Employee Savings Plan

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2007.

/s/ Forvis Mazars, LLP

St. Louis, Missouri

June 25, 2026

SPIRE EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Cash	$19,659	$18,206

Investments, at Fair Value	760,079,577	672,735,977

Notes Receivable from Participants	15,574,168	14,750,392

Contributions Receivable:
Participant contributions	869,035	746,904
Employer contributions	446,841	388,609
Total Contributions Receivable	1,315,876	1,135,513

NET ASSETS AVAILABLE FOR BENEFITS	$776,989,280	$688,640,088

See accompanying Notes to Financial Statements

SPIRE EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2025	2024
ADDITIONS:
Contributions:
Participant	$31,790,254	$31,199,695
Rollover	1,035,921	1,358,074
Employer	16,606,618	16,541,538
Total Contributions	49,432,793	49,099,307

Investment Income:
Interest and dividends	13,012,445	7,035,486
Net appreciation in fair value of investments	101,990,671	83,780,727
Total Investment Income	115,003,116	90,816,213

Interest income on notes receivable from participants	1,273,830	1,049,136

TOTAL ADDITIONS	165,709,739	140,964,656

DEDUCTIONS:
Distributions to participants	77,113,492	91,275,547

Administrative fees	247,055	225,192

TOTAL DEDUCTIONS	77,360,547	91,500,739

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	88,349,192	49,463,917

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	688,640,088	639,176,171
End of Year	$776,989,280	$688,640,088

See the accompanying Notes to Financial Statements.

SPIRE EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of Spire Employee Savings Plan (“the Plan”) have been prepared on the accrual basis.

Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy are included in Note 3.

Investment Valuation and Income Recognition – The Plan’s investments in common stock, mutual funds, common/collective trusts (“CCTs”, singular “CCT”), and self-directed brokerage accounts (consisting of SEC registered investments such as mutual funds, individual stocks, bonds, exchange-traded funds (ETFs), and trusts) are stated at the market value of the underlying assets, which are determined by quoted market prices. CCTs are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a CCT that has investments in fully benefit-responsive investment contracts (“FBRICs”). The Plan’s CCT investments in FBRICs are presented at fair value using the Net Asset Value (“NAV”) practical expedient in the Statements of Net Assets Available for Benefits at both December 31, 2025 and 2024.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, the exception being Employee Stock Ownership Plan dividends, which are recorded on an as-received basis due to the participant’s ability to directly receive the payment in cash. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought, sold, or held during the year.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Administrative Expenses – The administrative cost of the plan is generally paid by Spire Services Inc. (the “Company”) (See Note 2). Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.

Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2025 and 2024.

2.	INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended December 31, 2025 and 2024 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan document, the Plan document governs.

General – The Plan is a defined contribution plan. Assets of the Plan are maintained in trust with Fidelity Management Trust Company (“Trustee”). Spire Services Inc. is the sponsor of the Plan.

The following companies are Participating Employers in the Plan:

Spire Missouri Inc.	Spire Alabama Inc.
Spire Gulf Inc.	Spire Mississippi Inc.
Spire Marketing Inc. Spire Services Inc.	Spire Storage West LLC Spire Midstream LLC (January 1, 2024)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility – Effective December 31, 2017, each participant who was a participant in the Plan or predecessor plan remained eligible to participate in the Plan. Each newly hired employee of the Company or Participating Employers are eligible to participate in the Plan on the first day of the first payroll period following or coinciding with the date the employee completes 90 days of consecutive service. Notwithstanding the forgoing, an employee is not eligible for participation in the Plan if he is governed by a collective bargaining agreement that does not provide for participation in the Plan.

Contributions – The Plan provides for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participant’s compensation. Participants who attain age 50 by each December 31 are permitted to make additional contributions (“catch-up contributions”) as permitted by the IRC. Starting in 2025, participants ages 60-63 can contribute more than standard catch-up contributions limits. Participant contributions are matched 100% up to 5% of compensation. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants can make Roth 401(k) contributions to the Plan. Newly hired employees are auto-enrolled in the Plan at a deferral rate of 6%, along with the 5% matching employer contribution effective the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.

Vesting – Participant, Company and Participating Employer matching contributions are 100% vested when made.

Investment Options – Contributions to the Plan are invested in one or more investment funds at the direction of the participant. A minimum of 1% of the participant’s contribution must be directed into each fund selected.

Employee Stock Ownership Plan – The Spire Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.

Participant Accounts – In addition to the participant, Company or Participating Employer matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the prior twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is five years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. Delinquent participant loans are reclassified as distributions per the terms of the Plan document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.50% at December 31, 2025.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, plus related earnings, less any amounts used for collateral on outstanding loans. Participants making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six-month period after receipt of the hardship withdrawal. A participant may elect a distribution of a portion of his account in the form of a periodic lump sum (subject to a $500 minimum distribution) to be made at any time during the Plan year. Participants can take an unlimited number of periodic lump sums during a Plan year.

3.	INVESTMENTS

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by FBRICs. The FBRICs enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The FBRICs are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are measured daily and may be redeemed daily with no restrictions related to the redemption notice period. However, if redemption does occur, the redeemed funds cannot be reinvested in a competing fund for at least 90 days. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The stable value fund has a Plan restriction requiring a 12-month notice period for fund redemption. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024.

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2025
Mutual Funds	$128,245,413	$128,245,413	$—
Common / Collective Trusts	557,325,925	—	557,325,925
Spire Inc. ESOP	54,835,856	54,835,856	—
Self-Directed Brokerage Accounts	9,528,697	9,528,697	—
Total Assets in the Fair Value Hierarchy	$749,935,891	$192,609,966	$557,325,925
Common/Collective Trusts measured at net asset value*	10,143,686
Total Assets	$760,079,577

December 31, 2024
Mutual Funds	$120,039,325	$120,039,325	$—
Common/Collective Trusts	483,569,681	—	483,569,681
Spire Inc. ESOP	49,373,212	49,373,212	—
Self-Directed Brokerage Accounts	6,845,065	6,845,065	—
Total Assets in the Fair Value Hierarchy	$659,827,283	$176,257,602	$483,569,681
Common/Collective Trusts measured at net asset value*	12,908,694
Total Assets	$672,735,977

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 29, 2015 that the Plan and related trust are designed in accordance with the applicable sections of the IRC and therefore not subject to tax. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	RELATED-PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $121,125 and $111,708 of recordkeeping fees to the Trustee in the years ended December 31, 2025 and December 31, 2024, respectively. The Plan also invests in certain funds of the Trustee. At December 31, 2025 and 2024, the Plan held 663,070 and 727,896 shares, respectively, of common stock of Spire Inc., the Company’s parent, with a market value of $54,835,856 and $49,373,212, respectively. During the years ended December 31, 2025 and 2024, the Plan received dividend income of $2,221,468 and $2,502,934, respectively, from Spire Inc.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

SPIRE EMPLOYEE SAVINGS PLAN

EIN: 47-4582725

PN009

Schedule of Assets (Held at End of Year)

(Form 5500, Schedule H, Line 4i)

December 31, 2025

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, par or maturity value	Current Value

	Self-Directed Brokerage Accounts	Common Stock, Exchange-Traded Funds (ETFs), Trusts, Mutual Funds	$9,528,697
	Vanguard Institutional Target Income Fund	Common / Collective Trust (69,094.808 units)	3,462,341
	Vanguard Institutional Target 2020 Fund	Common / Collective Trust (140,489.879 units)	7,392,577
	Vanguard Institutional Target 2025 Fund	Common / Collective Trust (477,239.384 units)	27,049,928
	Vanguard Institutional Target 2030 Fund	Common / Collective Trust (665,374.521 units)	39,529,900
	Vanguard Institutional Target 2035 Fund	Common / Collective Trust (856,675.71 units)	54,381,774
	Vanguard Institutional Target 2040 Fund	Common / Collective Trust (845,308.472 units)	58,123,411
	Vanguard Institutional Target 2045 Fund	Common / Collective Trust (851,547.462 units)	61,762,737
	Vanguard Institutional Target 2050 Fund	Common / Collective Trust (697,567.43 units)	52,212,922
	Vanguard Institutional Target 2055 Fund	Common / Collective Trust (387,741.364 units)	38,874,949
	Vanguard Institutional Target 2060 Fund	Common / Collective Trust (309,345.179 units)	24,481,577
	Vanguard Institutional Target 2065 Fund	Common / Collective Trust (153,215.484 units)	7,464,658
	Vanguard Institutional Target 2070 Fund	Common / Collective Trust (32,176.656 units)	956,290
	DFA Emerging Markets Core Equity Portfolio (I)	Mutual Fund (159,277.049 shares)	4,631,777
	PIMCO International Bond Fund	Mutual Fund (221,034.933 shares)	2,194,877
	Delaware Small Cap Value Fund Class R6	Mutual Fund (82,404.02 shares)	5,534,254
	BlackRock Equity Index M	Common / Collective Trust (1,941,508.023 units)	122,411,304
	Lord Abbett Total Return Trust II Class BP	Common / Collective Trust (1,820,751.929 units)	22,086,449
	Galliard Stable Return Fund C	Common / Collective Trust (160,096.053 units)	10,143,686
	Principal Diversified Real Asset CIT Tier 1	Common / Collective Trust (104,058.083 units)	1,667,010
	BlackRock MSCI ACWI ex-US Index Fund T	Common / Collective Trust (652,860.037 units)	12,725,483
	American Funds EuroPacific Growth Fund® - Class R6	Mutual Fund (181,142.034 shares)	10,973,584
	BlackRock Money Market Fund W	Common / Collective Trust (22,742,612.51 units)	22,742,613
	JP Morgan Large Cap Growth Fund Class R6	Mutual Fund (667,587.409 shares)	57,706,256
*	Spire Inc. - ESOP	Company stock fund (663,069.598 shares)	54,835,856
*	Fidelity Mid Cap Index Fund	Mutual Fund (351,509.282 shares)	12,981,238
*	Fidelity Small Cap Index Fund	Mutual Fund (1,106,480.04 shares)	34,223,428
			$760,079,577
*	Notes receivable from participants, interest rate 4.25% - 9.50%, varying maturity dates through 2035		15,574,168
		Total	$775,653,745
	* Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Spire Employee Savings Plan
/s/ Timothy W. Krick
Date:	June 25, 2026
Timothy W. Krick
Chief Financial Officer, Spire Services Inc.

EXHIBIT INDEX

Exhibit

23 Consent of Independent Registered Public Accounting Firm

.